Exhibit 3.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

MULTI-COLOR CORPORATION,

AND LA CROMOGRAFICA

March 29, 2011

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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT made this 29th day of March, 2011, by and between MULTI-COLOR CORPORATION, an Ohio corporation (“MCC”) 4053 Clough Woods Drive, Batavia, Ohio which executes the present Agreement in its interest and on behalf of its wholly-owned subsidiary Centro Stampa Holding S.r.l. appointed according to Article 1401 of the Italian Civil Code with the purpose to purchase the Shares as provided in the present Agreement. MCC and its wholly owned subsidiary are referred to, jointly and severally and also individually, as the (“Buyer”), and La Cromografica S.R.L. (VAT n. 02007890979), an Italian corporation (“Company”) residing in Via Campostino di Mezzana 21, Prato 59100 Italy, also referred to herein as the “Seller”, sole shareholder of La Cromografica S.R.L. (VAT n. 02199580974), residing in Via Campostino di Mezzana 21, Prato 59100 Italy, hereinafter referred to as the “Target”).

RECITALS:

A. Seller conducts the label printing business and is the legal and beneficial owner of the business assets, which have been already contributed to Target on 25 March 2011 by means of a contribution transaction conducted before the Notary Francesco D’Ambrosi of Prato. The scope of the assets and liabilities transferred in the contribution transaction is defined and analytically described in the contribution valuation prepared on 24 March 2011 by the independent appraiser Mr. Maurizio Greco, as set forth in Exhibit B.

B. Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, for the consideration and pursuant to the terms, conditions and covenants of this Agreement all of the outstanding capital stock (“Quotas”) in a new company (“Target”), comprising all assets, tangible and intangible used in or in connection with the conduct of the business of the Seller including but not limited to the bank accounts, inventory, accounts receivable, trading name (La Cromografica), intellectual property, goodwill and trade liabilities at the date of Closing, as set forth in Exhibit B (the “Business”). Target will not have ownership of any land and buildings.

AGREEMENT:

NOW, THEREFORE, the parties hereby agree as follows:

1.	DEFINITION OF CERTAIN TERMS. In addition to the terms defined in this Agreement, certain other terms used in this Agreement are defined in Exhibit A attached hereto, and, when used herein, shall have the meaning set forth in Exhibit A.

2.	PURCHASE AND SALE OF QUOTAS. Upon the terms and subject to the Conditions set forth below, the Seller shall sell, transfer, convey, assign and deliver to Buyer at the “Closing” (as defined in Section 4.1, and Buyer shall purchase and accept delivery from the Seller at the Closing, all of the “Quotas” in Target (as defined in Section 5.5(a)) owned by such Seller.

The sale of the Quotas contemplated by this agreement and Closing is conditional on the following Conditions precedent

a.	The registered proprietor of the Property and Target entering into a lease (in registrable form) in favour of Target in respect of the Property, on the terms acceptable to the Buyer as set out in Schedule 2(a) attached to this Agreement (the “Lease”).

b.	Execution, and delivery to the Buyer, of a Non-Competition declaration set out in Appendix C signed by each of the Company’s Shareholders.

c.	Mr. Marco Caciotti accepting appointment to the Board of Directors of Target as Managing Director.

d.	Certain Key Employees (Mr. Giovanni Sizzi and Mr. Gabriele Belardi) entering into employment agreements in accordance with this agreement.

e.	The Seller shall issue a Bank Guarantee in favour of the Buyer for Euro 210,000 to support any potential tax claims for a period of five years from closing.

f.	The Seller shall obtain and provide to the Buyer, within the period indicated in Section 7.2, a tax certification in relation to the Company (“Certificazione dell’esistenza di contestazioni in caso di cessione d’azienda” released by the Agenzia delle Entrate) pursuant to Section 14, Legislative Decree no. 472 dated 18 December 1997.

A Condition may only be waived in writing by the Buyer and will be effective only to the extent specifically set out in that waiver.

3.	PURCHASE PRICE

3.1	Purchase Price.

(a)	Purchase Price. Buyer shall pay to Seller at Closing, for and in consideration of the sale by Seller to Buyer of the Shares in Target, the amount of 7,000,000.00 (seven million) Euros provided Net Debt is less than 222,667.00 (two hundred and twenty two thousand, six hundred and sixty seven) Euros at Closing (“Purchase Price”), as defined hereunder, which amount shall be payable to the Seller, or to their authorized agent, pursuant to Section 3.1(b) to the account as set forth in Exhibit D (Seller’s Payment Direction) attached hereto.

(b)	Payment of Purchase Price. The Purchase Price shall be paid to the Seller pursuant to the following schedule:

Date	Amount
Closing Date	90% of the Purchase Price which shall be paid in Cash (Euros)
60 days after Closing Date	10% of the Purchase Price in Cash (Euros)

On the Closing Date ten percent (10%) of the Purchase Price shall be retained by the Buyer as a deferred payment for the final determination of the Net Debt (“Deferred Amount”) and shall be payable within 60 days after Closing Date.

The Purchase Price shall be subject to certain post-closing adjustments as set forth in Section 3.2(e).

3.2	Calculation of Purchase Price and Net Debt Statement.

(a)	Calculation of Purchase Price and Net Debt Statement. Not less than (4) business days prior to the Closing Date, Seller shall prepare and deliver to Buyer a calculation of the Net Debt calculated in accordance with Schedule 3.2(a) (“Net Debt Statement”) for the Company as of the close of business on the last day of the month prior to the Closing Date. Buyer shall have three (3) business days to review and file any objections to the calculation of the Purchase Price and Net Debt Statement with Seller. If the Parties do not find an agreement in relation to the objections filed by the Buyer, the Purchase Price shall be temporarily paid on the basis of the Net Debt Statement, as calculated by the Seller, provided that if the Net Debt is greater than Euro 222,667, the Purchase Price, to be paid to Seller in accordance with Section 3.1(b), shall be equal to Euro 7,000,000 minus the difference between the effective amount of Net Debt shown in the Net Debt Statement and Euro 222,667.

(b)	Preparation of Closing Date Net Debt Statement. Within thirty (30) days after the Closing Date, the Seller shall prepare and deliver to Buyer a calculation of the Net Debt on the last day of the month prior to the Closing Date calculated in accordance with Schedule 3.2(a) (the “Closing Date Net Debt Statement”) for the Company. Buyer shall have ten (10) days to review and file any objections to the calculation of the Closing Date Net Debt Statement with the Seller. Buyer and Seller shall use their “Reasonable Best Efforts” (as defined below) to resolve any such objections themselves. If the parties do not obtain a final resolution within ten (10) days after Buyer has received the Closing Date Net Debt Statement from Seller, Buyer and Seller shall appoint an accounting firm, that the Parties agree will be KPMG (Florence branch), with the purpose to resolve any remaining objections. The accounting firm shall set forth its determination in writing which will be conclusive and binding upon the Seller and the Buyer. As used in this Agreement, the term “Reasonable Best Efforts” shall mean the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible. The term “Person” shall mean any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability partnership or company, joint venture, estate, trust, association, organization, labour union, or other entity or Governmental Body. The term “Contemplated Transactions” shall mean all of the transactions contemplated by this Agreement, including the contribution of the Business by Company to Target, the sale of the Shares by Seller to Buyer, the execution and delivery of the “Seller Ancillary Documents,” the performance of the parties’ respective covenants and obligations under this Agreement, and Buyer’s acquisition and ownership of the Shares and exercise of control over the Company); and the term “Seller Ancillary Documents” shall mean all other agreements, certificates or documents contemplated herein to be executed and delivered by Seller at the Closing.

(c)	Inventory. On or before the Closing, the Seller will complete the taking of an inventory of the Company, indicating the inventory as at the Closing Date.

(d)	Payment of Fees and Expenses of Accounting Firm. In the event the parties submit any unresolved objections to an accounting firm for resolution as provided in Section

3.2, Buyer and Seller shall share responsibility for the fees and expenses of the accounting firm as follows:

1.	if the accounting firm resolves all of the remaining objections in favour of Buyer, Seller shall be responsible for all of the fees and expenses of the accounting firm;

2.	if the accounting firm resolves all of the remaining objections in favour of Seller, Buyer shall be responsible for all of the fees and expenses of the accounting firm;

3.	if the accounting firm resolves some of the remaining objections in favour of Buyer and the rest of the remaining objections in favour of Seller, Buyer and Seller shall equitably divide the fees and expenses of the accounting firm; and

4.	Buyer and Seller shall make the work papers and back-up materials used in preparing the Net Debt Statement and the books, records, and financial staff of the Company, available to one another and their accountants and other representatives at reasonable times and upon reasonable notice at any time during (A) the preparation by Seller of the Net Debt Statement, (B) the review by parties of the Closing Date Net Debt Statement, and (C) the resolution by the parties of any objections thereto.

(e)	Adjustment to Purchase Price. The Purchase Price is based on the Net Debt Statement of the Company according to Article 3.1 (a) above. The Purchase Price shall be adjusted as follows:

If the amount of Net Debt on the Closing Date Net Debt Statement is algebraically greater than 222,667 (two hundred and twenty two thousand, six hundred and sixty seven), Buyer shall deduct an amount equal to such difference from the Purchase Price, as previously mentioned above in Section 3.2 paragraph a).

4.	CLOSING.

4.1	Closing. The closing of the Contemplated Transactions (the “Closing”) shall take place at the offices of Notary Public Francesco D’Ambrosi in Prato 59100, Viale della Repubblica, 246 commencing at 9:00 AM and concluding within 5:00 PM, local time.

4.2	Closing Date. The Closing shall occur on April 1, 2011, according to the conditions of Section 8 below, or on such other date as the parties may agree, provided that the date of Closing (the “Closing Date”) shall in no event be later than May 1, 2011.

5.	REPRESENTATIONS AND WARRANTIES OF SELLER. The Seller hereby represents and warrants to Buyer as follows:

5.1	Authority; Consents; Enforcement; Non-contravention.

(a)

Authority of Seller. This Agreement constitutes, and the Seller Ancillary Documents will constitute, the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms. Seller has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and the Seller

Ancillary Documents and to perform their obligations under this Agreement and the Seller Ancillary Documents. The Seller does not require, nor is Target required, to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Body in order to consummate the Contemplated Transactions.

(b)	Consents. No consent, action, approval or authorization of or registration, declaration or filing with any Governmental Body is required for the performance of the terms of this Agreement by the Seller. The term “Governmental Body” shall mean any (A) nation, state, county, city, town, village, district or other jurisdiction of any nature; (B) federal state, local, municipal, foreign or other government; (C) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal); (D) multi-national organization or body; or (E) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature) or any other Person. In particular, by way of example, with regards to the obligations required by art. 47 of Law 428/1990 and Legislative Decree 18/2001, including subsequent modifications and amendments, reference is made to Section 7.2 paragraph f) below.

(c)	Enforcement. This Agreement and the Seller Ancillary Documents have been duly executed and delivered by Seller and constitute the legal, valid and binding obligations of Seller, enforceable in accordance with their terms.

(d)	Non-contravention. Neither the execution and the delivery of this Agreement and the Seller Ancillary Documents, nor the compliance with, or the fulfilment of, the terms, conditions and provisions hereof or thereof, will (i) violate any legal requirement of the Company, or Target; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or result in the imposition of or creation of any encumbrance upon or with respect to any of the assets or properties owned or used by the Company or Target; or (iii) require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Target or Seller is a party or by which it or they are bound or to which any of its or their assets or properties are subject; or (iv) require the approval, consent, authorization or act of, or the making by Target or Seller, of any declaration, filing or registration with, any Person, except for the formalities required by Section 5.2 below.

5.2	Ownership of Business. Target holds of record and owns beneficially the Business. The Buyer acknowledges that some of the assets are used by the Company and were transferred to Target pursuant to leasing agreements. The Seller will use its best efforts in order to ensure that the assets subject to leasing agreements are transferred to Target as soon as possible subsequent to Closing Date.

5.3

Corporate Status. The Company and Target are corporations duly incorporated and existing under the laws of Italy and are in good standing and authorized to transact business as the same is currently carried out. The Company and Target have, and at all times have had, full corporate power and authority to own and lease their properties as such properties are now owned and leased and to conduct their business as and where such business has and is now being conducted.

5.4	Qualification of the Company and Target in Other Jurisdictions. The Company and Target have no abroad business except some occasional minor export sales as described in Schedule 5.4.

5.5	Capitalization, Stock Ownership and Rights immediately prior to Closing.

(a)	Capitalization. Immediately prior to closing all of the Quotas of Target will be duly authorized, validly issued, fully-paid and non-assessable, and held by the Seller. The Quotas will constitute all of the issued and outstanding capital stock of Target and are free of any encumbrances or other third party rights. Until Closing, there are no commitments to issue any quotas of Target other than the Quotas.

(b)	No Outstanding Rights. There are no, nor is there any agreement, commitment or arrangement not yet fully performed which would result in any, outstanding agreements, arrangements, subscriptions, options, warrants, calls, rights or other commitments of any character relating to the issuance, sale, purchase or redemption of the Quotas. There are no outstanding securities of Target other than the Quotas. There are no, nor are there any commitment to declare unpaid dividends nor any obligations on behalf of Target to pay a dividend.

(c)	Quotas Issued in Compliance With Laws. The Company undertakes to ensure that none of the Quotas of Target have been issued in violation of any legal requirement pertaining to the issuance of securities, or in violation of any rights, pre-emptive or otherwise, of any present or past quotaholder of Target.

5.6	Subsidiaries and Investments. The Company does not, directly or indirectly, (a) own, of record or beneficially, any outstanding voting securities or other equity interests in any Person or (b) Control any Person which is involved in or relates to Target.

5.7	Financial Statements and Sworn Appraisal. Schedule 5.7 and Exhibit B respectively contain copies of the Company’s (a) unaudited balance sheets and statements of income prepared before income taxes; all in accordance with Italian GAAP for the fiscal year ended December 31, 2010 (hereinafter referred to as the “Financial Statements”) and (b) of Target’s sworn appraisal prepared for the contribution transaction (the “Sworn Appraisal”). The Financial Statements represent actual, bona fide transactions, and were prepared in accordance with Italian GAAP consistently applied; they present fairly the financial condition of the Company as of December 31, 2010 and the results of operations for the year then ended and are consistent with the books and records of the Company. No financial statement of any Person other than the Company is required by Italian GAAP to be included in the Financial Statements of the Company.

5.8

Absence of Undisclosed Liabilities. The Company and Target have no Liability, except as shown (and in the amounts shown) on the face of the Financial Statements or the Sworn Appraisal as shown on Schedule 5.8. From the date of the Financial Statements and of the Sworn Appraisal to the date hereof, the Company and Target have not incurred or become subject to any Liability, other than Liabilities incurred in the Ordinary Course of Business all of which have been paid in full or are reflected on the Company’s or Target’s regular books of account and none of which (a) is materially inconsistent with the representations, warranties and covenants of the Company and Seller contained herein or with any other provisions of this Agreement and (b) has or may be expected to have a material Adverse Effect on the Company or on Target. Any Liabilities not disclosed pursuant to this Section 5.8 are referred to as “Undisclosed Liabilities”.

5.9	Absence of Certain Events. Since December 31, 2010 the Company and Target have not, except as set forth on Schedule 5.9:

(a)	issued, sold, purchased or redeemed any stock, bonds, debentures, notes or other corporate securities, or issued, sold or granted any option, warrant or right to acquire any thereof;

(b)	waived or released any debts, claims, rights of value or suffered any extraordinary loss or written down the value of any inventories or other assets or written down or off any receivable in excess, for each operation, of €100,000;

(c)	made any capital expenditures or capital commitments in excess of €50,000 for any single transaction or in excess of €100,000 in the aggregate;

(d)	made any change in the business or operations or the manner of conducting business or operations of the Company or Target, other than changes in the Ordinary Course of Business, none of which has, and which in the aggregate have not had, a material Adverse Effect;

(e)	terminated, placed on probation, disciplined, warned, or experienced any material dissatisfaction with, any officer or supervisory employee of the Company or Target;

(f)	experienced any resignations of, or had any disputes involving the employment or agency relationship with any of, the employees or agents of the Company or Target which could have a material Adverse Effect;

(g)	suffered any casualty, damage, destruction or loss to any of their properties in excess of €50,000 for any one event or in excess of €100,000 in the aggregate;

(h)	paid or obligated itself to pay any extraordinary compensation to, or made any increase (except increases and bonuses in the Ordinary Course of Business) in the compensation payable (or to become payable by it) to, any of their directors, officers, employees, agents or other representatives of the Company or to Seller;

(i)	terminated or amended or suffered the termination or amendment of any material contract, lease, agreement, license or other instrument to which they are or were a party;

(j)	adopted, modified or amended any plan or agreement listed on Schedule 5.19 so as to increase the benefits due the employees of the Company or Target under any such plan or agreement;

(k)	made any loan or advance to any Person (except a normal travel or other reasonable expense advance to its officers and employees);

(l)	suffered a material Adverse Effect on the Company or Target;

(m)	subjected any of their assets to any encumbrances or to any other similar charge of any nature whatsoever;

(n)	paid any funds to any of its officers or directors, or to any family member of any of them, or any Person in which any of the foregoing have any direct or indirect interest, except for the payment of instalments of annual salaries and the bonuses accrued at December 31, 2010 or thereafter when due and also for the lease of the premises;

(o)	disposed of or encumbered, or agreed to dispose of or encumber, any of their assets other than in the Ordinary Course of Business, consistent with past practices;

(p)	entered into any transactions other than in the Ordinary Course of Business;

(q)	made any change in accounting principles, methods or practices;

(r)	entered into any agreement, contract, lease or license (or series of related agreements, contracts, leases or licenses) either involving more than €100,000 or made outside the Ordinary Course of Business;

(s)	delayed or postponed the payment of any accounts payable and other liabilities outside the Ordinary Course of Business;

(t)	been a party to any other occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Company; or

(u)	entered into any agreement or commitment (whether or not in writing) to do any of the above;

and the Seller has:

(v)	used its Reasonable Best Efforts to preserve the business and organization of the Company and of Target, and to keep available, without entering into any binding agreement, the services of the Company’s and Target’s employees, and to preserve the goodwill of the Company’s and Target’s customers and others having business relationships with the Company and Target; and

(w)	continued their business and maintained their operations and equipment, books of account, records and files in the Ordinary Course of Business.

5.10	Accounts Receivable. All accounts receivable of the Company and of Target reflected, respectively, in the Financial Statements and in the Sworn Appraisal or on the accounting records of the Company (the “Receivables”) represent (a) valid and bona fide obligations arising from sales actually made or services actually rendered by the Company or Target in the Ordinary Course of Business and (b) are correct as to amount, legally enforceable according to their terms and (c) have no right of defence, set-off against them except year-end rebates and discounts for advance payment. Unless paid prior to the Closing Date, the Receivables are or will be as of the Closing Date current and collectible net of the respective reserves shown on the Financial Statements as of 31 December 2010 (the “Financial Statement”) or on the accounting records of the Company and/or of Target as of the Closing Date (which reserves are adequate and calculated consistent with past practice and, in the case of the reserve as of the Closing Date, will not represent a greater percentage of the Receivables as of the Closing Date than the reserve reflected therein and will not represent an adverse change in the composition of such Receivables in terms of aging). Each of the Receivables either has been or will be collected in full, without any set-off, except year-end rebates and discounts for advance payment within the normal trading terms for such customer. There is no contest, claim or right of set-off, other than returns in the Ordinary Course of Business, by any obligor of a Receivable relating to the amount or validity of such Receivable. Schedule 5.10 contains a complete and accurate list of all Receivables as of the date of the Financial Statements, which list sets forth the aging of such Receivables. Seller shall pay to Buyer an amount equal to any Receivable(s) which are not collected by the Company prior to closing or by Target post closing from a customer within three hundred and sixty five (365) days of Closing. Following payment of such amount to Buyer, Buyer shall procure that Target assigns such account to Seller. If the customer subsequently pays the account to the Target, Target shall refund to the Seller such amount as has been or should have been assigned to the Seller.

5.11	Books of Account, Records and Minute Books. The books of account and records of the Company and Target are true and complete in all respects, have been maintained in accordance with sound business practices and Italian GAAP including the maintenance of a system of controls, as required by Italian law.

5.12	Budgets. Schedule 5.12 sets forth as of the date hereof the budgets of profit and loss of the Company prepared in the Ordinary Course of Business for the fiscal year ending 31 December 2011. The Budget is a mere forecast with no guarantee of achievement given by the Seller.

5.13	Certain Payments. Neither Target nor the Seller, nor to the Knowledge of the Seller any other Person associated with or acting on behalf of the Company, has directly or indirectly made any contribution or paid or delivered, or committed itself or himself to pay or deliver, any fee, commission, gift, bribe, rebate, payoff, influence payment, kickback, regardless of form, whether in money, property or services or other payment of money or items of property, or services, however characterized, to any Person that in any manner is related to the business or operations of the Company or Target, and which Target and/or the Seller know, or have reason to believe, were or are illegal under any, foreign, state or local laws, rules or regulations.

5.14	Compliance with Legal Requirements; Governmental Authorizations.

(a)	Compliance with legal requirements. Except as set forth in Schedule 5.14(a) the Company and Target have always been in full compliance with each legal requirement that is or was applicable to it or to the conduct or operation of their business or the ownership or use of any of its assets.

(b)	Governmental Authorizations. Schedule 5.14 (b) contains a complete and accurate list of each Governmental Authorization. Each Governmental Authorization listed or required to be listed in Schedule 5.14(b) is valid and in full force and effect. Except as set forth in Schedule 5.14 (b) the Company and Target have always been in compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Schedule 5.14 (b).

The Governmental Authorizations listed in Schedule 5.14(b) collectively constitute all of the Governmental Authorizations necessary to permit the Company and/or Target, as applicable, to lawfully conduct and operate their businesses in the manner they currently conduct and operate such businesses and to permit the Company and Target to own and use their assets in the manner in which they currently own and use such assets and there will not be a material Adverse Effect on the Company or Target in the Governmental Authorizations as a result of the consummation of the Contemplated Transactions.

5.15	Computer Systems; Software.

(a)	Condition of Software. All software used on or stored or resident in Target’s and the Company’s Computers (“Software”) is lawfully held and used and does not infringe the intellectual property rights of any Person and all copies held have been lawfully made; and as to copyrights in connection with the Software, standard packaged Software, is licensed to the Company or Target on an express or implied license,

(b)	Operation of Computers. The contemplated transactions will not cause any license agreements as referred to in this Section 5.15(b) to be terminated or the terms varied or any rates or royalties payable to be increased.

5.16	Condition and Sufficiency of Assets. The building, plants, structures, and equipment of Target are sufficient for the continued conduct of Target’s business after Closing in substantially the same manner as conducted prior to the Closing within the Company. Target owns or leases all buildings, machinery, equipment, and other tangible property necessary for the conduct of its business as presently conducted and as presently proposed to be conducted, and no penalty shall be due under all the lease agreements in consequence of Target’s change of control in favour of the Buyer.

5.17	Contracts. Schedule 5.17 contains a complete and accurate list of the following types and forms of written contracts and other agreements to which Target is a party:

(a)	any agreement (or group of related agreements), written or oral, for the lease of personal property to or from any Person providing for lease payments in excess of €50,000 per annum;

(b)	any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which shall extend over a period of more than one year, result in a material loss to Target, or involve consideration in excess of €100,000 per year;

(c)	any agreement that involves performance of services by Target of an amount or value in excess of €50,000;

(d)	any agreement that involves performance of services to Target of an amount or value in excess of €100,000;

(e)	any agreement concerning a corporation, partnership, limited partnership, joint venture, limited liability company, limited liability partnership or similar entity, including any agreement with such an organization which provides for a sharing of profits, losses, costs or liabilities of Target with any other Person;

(f)	any agreement granting a power of attorney to any Person;

(g)	any agreement involving a written warranty or guaranty and any other similar understanding with respect to contractual performance extended by Target other than in the Ordinary Course of Business;

(h)	any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of €100,000 or under which it has imposed an Encumbrance on any of its assets, tangible or intangible;

(i)	any contract, arrangement or commitment containing covenants by Target not-to-compete in any line of business with any Person or restricting the customers from whom, or the area in which, Target may solicit or conduct business or any contract, arrangement or commitment involving a covenant of confidentiality;

(j)	any agreement under which it has advanced or lent any amount of money or property to any of its directors, officers, and employees outside of the Ordinary Course of Business;

(k)	any agreement that Target has with representatives regarding the sale of products produced by Target .

The Company has delivered to Buyer simultaneously with the execution of this Agreement, a correct and complete copy of each written agreement listed in Schedule 5.17 (as amended to the date hereof) and a written summary setting forth the terms and conditions of each oral agreement referred to in Schedule 5.17. With respect to each such agreement: (A) the agreement is legal, valid, binding, enforceable and in full force and effect; (B) the agreement shall continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the Contemplated Transactions; (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

5.18	Customers of the Company; Conditions Affecting the Company. Neither the Company nor Target have any reason to believe that any of the main customers has terminated its relationship with the Company or Target (as applicable) or otherwise ceased doing business with the Company at the time of this Agreement.

5.19	Employee Benefits. Except as set forth on Schedule 5.19, Target has not, nor does it now, contribute to any employee pension benefit plans (“Pension Plans”). Except as set forth on Schedule 5.19, Target has not had at any time, any obligation, arrangement, practice, plan or agreement to provide present or future benefits, other than salary, as compensation for services rendered, to any of its present or former employees, officers, directors, agents or representatives, nor any obligation, arrangement, practice, plan or agreement providing stock options, stock purchase, deferred compensation, severance or any other employee benefits of any nature whatsoever (“Compensation Plans”). Pension Plans and Compensation Plans are collectively referred to as “Benefit Plans”. The consummation of the Contemplated Transactions shall not result in the payment, vesting or acceleration of any benefit or right under any Benefit Plan.

5.20	Employees

(a)	List of Employees. Included as Schedule 5.20 is a true and complete list of all officers and employees of Target as at the date hereof along with the amount of the current annual salaries or hourly rate, job title and vacation accrued, along with a full and complete description of any commitments to such officers and employees with respect to compensation payable hereafter. Target has not, because of past practices or previous commitments with respect to its officers or employees, established any rights or expectations on the part of such officers or employees to receive additional compensation inconsistent with past practices with respect to any period after the date hereof. None of Target’s officers or employees has given notice to Target that he or she intends to leave Target’s employment. Except as set forth in Schedule 5.20, the Company has no reason to believe that any of Target’s officers or employees shall leave such employment. No officer or employee of Target is employed outside of Italy. There are no employees of the Company nor any other Persons having the right to be hired by Target.

(b)

Agreements with Employees who are or Ever Have Been Shareholders. Neither the Company nor Target have any obligations, financial or otherwise to any employees of the Company or Target who are, or who have ever been, shareholders, and neither the Company nor Target will incur any obligations to any such person(s) as a result of the Contemplated Transaction herein, and any and all such obligations or amounts owed to such person(s) will not survive the Closing. No employee who currently is, or who has ever been, a shareholder of the Company who may become employed by the Buyer on or after the Closing Date, will be eligible to receive any benefits or entitlements, whether statutory or otherwise, which may have been earned or accrued during the period of time that such employee was employed by the Company, and Buyer shall have no obligation whatsoever to any such employee(s) for any benefits or entitlements other than those benefits or entitlements which may begin to accrue on the first day of employment with the Target following the Closing Date.

(c)	Agreements with Other Employees. Except as described in Schedule 5.20, neither Target nor the Company is a party to or bound by any oral or written:

1.	employment agreement, employment agreement (other than employment agreements terminable by the Company or Target without premium or penalty on notice of thirty (30) days or less under which the only monetary obligation of the Company or Target is to make current wage or salary payments and provide current employee benefits), consulting, advisory or service agreement, deferred compensation agreement, confidentiality agreement or covenant not to compete; or

2.	contract or agreement with any officer or employee (other than employment agreements disclosed in response to clause (1) or excluded from the scope of clause (1)), agent, or attorney-in-fact of the Company or Target; or

3.	obligation to provide, presently or in the future, retiree medical insurance coverage, retiree life insurance coverage, and other benefits for retired employees or directors of the Company or Target, or their dependents, and, to the extent of any such obligation, the name, pension benefit, pension option election, medical insurance coverage, and life insurance coverage for such retirees.

(d)	Confidentiality and Noncompetition Agreements. No officer, employee or director of the Company or Target is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, noncompetition, or proprietary rights agreement, between such officer, employee or director and any other Person (“Proprietary Rights Agreement”) that in any way adversely affects or will affect (1) the performance of his or her duties as an officer, employee or director of Target, or (ii) the ability of Target to conduct its business, including any Proprietary Rights Agreement with Seller or Target by any such officer, employee or director. Some employment agreements are containing confidentiality and non-compete provisions.

5.21	Environmental Matters.

(a)

Compliance with Environmental Laws. Except as set forth on Schedule 5.21 the Company and Target are, and at all times have been in compliance with, and have not been and are not in violation of or liable under, any “Environmental Law” (as defined in Section 5.21(h)) Neither the Company nor Target have any basis to expect, nor have any of them for whose conduct they are or may be held to be responsible received, any actual or Threatened “Order” (as defined in Section 5.21(h)), notice, or other communication from (1) any Governmental Body or private citizen acting in the public interest, or (2) the current or prior owner or operator of any “Facilities” (as defined in Section 5.21(h)), of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or Threatened obligation to undertake or bear the cost of any “Environmental, Health, and Safety Liabilities” (as defined in Section 5.21(h)) with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which the Company or Target have had an interest, or with respect to any property or Facility at or to which “Hazardous Materials”(as defined in Section 5.21(h)) were generated, manufactured, refined, transferred, imported, used, or processed by Target or Seller, or any other Person for whose conduct they are or may be held responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled or received.

(b)	No Claims. There are no pending or, to the Knowledge of the Seller, Threatened claims, Encumbrances, or other restrictions of any nature, resulting from any Environmental, Health, and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the Facilities or any other properties and assets (whether real, personal, or mixed) in which the Company or Target have or had an interest.

(c)	No Orders. Seller has no knowledge of any basis to expect, nor has any of them or any other Person for whose conduct they are or may be held responsible, received, any citation, directive, inquiry, notice, order, summons, warning, or other communication that relates to

“Hazardous Activity” (as defined in Section 5.21(h)), Hazardous Materials, or any alleged, actual, or potential violation or failure to comply with any Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which the Company or Target had an interest, or with respect to any property or Facility to which Hazardous Materials generated, manufactured, refined, transferred, imported, used or processed by the Company or Target, or any other Person for whose conduct they are or may be held responsible, have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

(d)	No Environmental Liabilities. Except as set forth on Schedule 5.21, neither the Seller nor Target have, or any other Person for whose conduct they are or may be held responsible has, any Environmental, Health, and Safety Liabilities with respect to the Facilities or, to the Knowledge of the Seller, with respect to any other properties and assets (whether real, personal, or mixed) in which the Company or Target (or any predecessor), has or had an interest, or at any property geologically or hydrologically adjoining the Facilities or any such other property or assets.

(e)

No Hazardous Materials. Except as set forth on Schedule 5.21, there are no Hazardous Materials present on or in the “Environment” (as defined in Section 5.21(h)) at the Facilities or at any geologically or hydrologically adjoining property, including any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the Facilities or such adjoining property, or incorporated into any structure therein or thereon. Neither the Seller nor Target have, or any other Person for whose conduct they are or may be held responsible has, or to the Knowledge of the Seller, any other Person, has permitted or conducted, or is aware of, any Hazardous Activity conducted with respect to the Facilities or any other properties or assets (whether real, personal, or mixed) in which the Company or Target have or had an interest.

(f)	No Release. Except as set forth on Schedule 5.21, there has been no “Release” (as defined in Section 5.21(h)) or, to the Knowledge of the Seller, “Threat of Release” (as defined in Section 5.21(h)), of any Hazardous Materials at or from the Facilities or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used or processed from or by the Facilities, or from or by any other properties and assets (whether real, personal, or mixed) in which the Company or Target has or had an interest, or to the Knowledge of the Seller any geologically or hydrologically adjoining property, whether by the Company, Target or any other Person.

(g)	Delivery of Reports, etc. Seller has delivered to Buyer true and complete copies and results of all reports, studies, analyses, tests or monitoring possessed or initiated by the Company or Target pertaining to Hazardous Materials or Hazardous Activities in, or under, the Facilities, or concerning compliance by the Company and Target or any other Person for whose conduct they are or may be held responsible with Environmental Laws.

(h)	Environmental Definitions. The following terms pertaining to environmental matters shall have the meaning set forth below:

1.	“Environment.” Soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), ground waters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

2.	“Environmental, Health, and Safety Liabilities.” Any cost, damages, expense, liability, obligation, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law and consisting of or relating to:

a.	any environmental, health, or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products);

b.	fines, penalties, judgments, awards, settlements, legal or administrative Proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law;

c.	financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any investigation,

cleanup, removal, containment, or other remediation or response actions (“Cleanup”) required by applicable Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Body or any other public administration) and for any natural resource damages; or

d.	any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law.

3.	“Environmental Law”. Any Legal Requirement that requires or relates to:

a.	advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the Environment;

b.	preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment;

c.	reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

d.	assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of;

e.	protecting resources, species, or ecological amenities;

f.	reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances;

g.	cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or

h.	making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

4.	“Facilities”. Any real property, leaseholds, or other interests currently or formerly owned or operated by the Company or Target and any buildings, plants, structures, or equipment (including motor vehicles, tank cars, and rolling stock) currently or formerly owned or operated by the Company or Target.

5.	“Threat of Release”. A substantial likelihood of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release.

6.	“Hazardous Materials”. Any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefore and asbestos or asbestos-containing materials.

7.	“Occupational Safety and Health Law”. Any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

8.	“Order”. Any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

9.	“Release”. Any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the Environment, whether intentional or unintentional.

5.22	Insurance. Schedule 5.22 sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) to which the Company and/or Target is a party, a named insured, or otherwise the beneficiary of coverage currently in force:

(a)	the name, address, and telephone number of the agent or of the broker;

(b)	the name of the insurer, the name of the policyholder, and the name of each covered insured;

(c)	the policy number and the period of coverage;

(d)	the scope and amount of coverage; and

with respect to each current insurance policy in effect: (1) the policy is legal, valid, binding, enforceable, and in full force and effect; (2) the policy shall continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the Contemplated Transactions without any cost or surcharge to Buyer; (3) the policy has been issued by an insurer that is financially sound and reputable; (4) the Company and Target are not in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; (5) the policy may provide for any retrospective premium adjustment and taken together, the policies provide adequate insurance coverage for the assets and operations of the company; and (6) no party to the policy has repudiated any provision thereof. The Company and Target have furnished copies of each of the insurance policies listed on Schedule 5.22 to Buyer.

5.23	Intellectual Property.

(a)	Definition of Intellectual Property. The term “Intellectual Property” as used in this Agreement shall mean and include all of the following:

1.	the name “La Cromografica” all fictional business names, trading names, registered and unregistered trademarks, service marks and applications (collectively, “Marks”);

2.	all know-how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans, drawings, and blue prints (collectively, “Trade Secrets”).

(b)	Ownership of Intellectual Property. Target owns or has the right to use all of the Intellectual Property necessary or desirable for the operation of the Target’s businesses as they are currently conducted. Except for the Intellectual Property licensed by Target as a licensee and except as disclosed in Schedule 5.23, Target owns all right, title, and interest in and to all, or is a licensee or an authorized user of the Intellectual Property, free and clear of all liens, security interests, charges, encumbrances, equities, and other adverse claims, and has the right to use all of such Intellectual Property without payment to a third party.

5.24	Inventory of goods. All inventory of goods of Target, reflected in the Financial Statements and the Sworn Appraisal, consists of a quality and quantity usable and saleable in the Ordinary Course of Business, except for items of below-standard quality, all of which have been written off or written down to net realizable value in the Financial Statements, or the Sworn Appraisal or on the accounting records of the Company and/or Target (as applicable) as of the Closing Date, as the case may be. All inventories not written off have been written at a value consistent with the Italian GAAP principles, as applied by the Company over the time. No items included in the inventories are pledged as collateral or held by the Company or Target on consignment from another.

5.25

Labour Relations; Compliance. Except as for the Collective National Labour Agreement of Editorial Designers, the Company and Target (as applicable) are not a party to any collective bargaining or other labour contract. There is not presently any pending or existing, and to the Knowledge of Seller there is not Threatened, (a) any strike, slowdown, picketing, work stoppage, or employee grievance process, (b) any Proceeding against or affecting Seller or Target relating to the alleged violation of any legal requirement pertaining to labour relations or employment matters, including any charge or complaint filed by an employee or union with any Governmental Body, organizational activity, or other labour or employment dispute against or affecting Seller or Target or their respective premises, or (c) any application for certification of a collective bargaining agent. To the Knowledge of Seller, no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labour dispute. There is no lockout of any employees by Company or Target, and no such action is contemplated by Company or Target. Company and Target have complied in all respects with all Legal Requirements relating to employment, equal employment opportunity, non-discrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health, and plant closing. Company and Target are not liable for the payment of any compensation, damages, taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing legal requirements.

5.26	Litigation; Orders

(a)	Proceedings. Except as set forth on Schedule 5.26, there is no Proceeding pending or, to the Knowledge of the Seller, Threatened, against or relating to the Company or Target or their respective assets.

(b)	(1) There is no “Governmental Order” to which the Company or Target, or any of the assets owned or used by the latter, is subject; (2) the Seller and Target are not subject to any Governmental Order that relates to the business of, or any of the assets owned or used by, respectively, the Company and Target; and (3) to the Knowledge of the Seller no officer, director, agent, or employee of the Company or Target is subject to any Governmental Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of the Company or Target (as applicable).

5.27	No Agent, Finder or Broker. The Company and Target have no Liability or obligation, contingent or otherwise, to pay any fees or commissions to any agent, broker or finder with respect to the Contemplated Transactions.

5.28	Products.

(a)	Product Warranties. Each product manufactured, sold, or delivered by the Company or Target has been in conformity with all applicable contractual commitments and all express and implied warranties, and the Company and Target have no Liability (and there is no basis for any present or future Proceedings against it giving rise to any Liability) for replacement or repair thereof or other damages in connection therewith, subject only to the reserve for product warranty claims set forth on the face of the Financial Statements (and in any notes thereto) as adjusted for the passage of time through the Closing Date in the Ordinary Course of Business. No product manufactured, sold, leased, or delivered by the Company or Target is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale.

5.29	Real Property.

(a)	Owned Real Property. Target owns no real Property.

(b)	Leased Real Property. The Company has delivered to Buyer correct and complete copies of the leases and subleases listed in Schedule 5.29. With respect to each lease and sublease listed in Schedule 5.29:

1.	there are no disputes, oral agreements, or forbearance programs in effect as to the lease or sublease;

2.	the Company or Target have not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or sublease hold;

3.	all facilities leased or subleased there under have received all approvals of Governmental Authorities (including licenses and permits) required in connection with the operation thereof and have been operated and maintained in accordance with all legal requirements;

4.	all facilities leased or subleased there under are supplied with utilities and other services necessary for the operation of said facilities;

5.	the owner of the facility leased or subleased has good and marketable title to the parcel of real property, free and clear of any encumbrance, except for instalments of special assessments not yet delinquent and recorded easements, covenants, and other restrictions which do not impair the current use, occupancy, or value, or the marketability of title, of the property subject thereto.

5.30	Similar Business Ownership. Neither the Seller, nor any officer or director of Target and no family member of any of them, owns, directly or indirectly, any interest in, or is an officer, director or principal of, any corporation, partnership, proprietorship, association or other entity which is engaged in a business similar to that of the Company or Target, which has conducted any business of any type whatsoever with the Company or Target, or which is a party to any contract or agreement to which the Company or Target is a party or to which it may be bound, except as set forth on Schedule 5.30. Neither the Seller, nor any officer or director of Target and no family member of any of them, has directly or indirectly engaged in any transaction with the Company or Target, except transactions inherent in the capacity of such person as an officer, director or employee of the Company or Target, and except as set forth on Schedule 5.30 and the lease for the Premises.

5.31

Status of Contracts and Leases. Except as set forth in Schedule 5.31, each of the leases, contracts and other agreements listed in Schedules 5.17, 5.19, 5.20, 5.22 and 5.29, (collectively, the “Target Agreements”) constitutes a legal, valid, binding and enforceable obligation of the parties thereto and is in full force and effect and (except for those Target Agreements which by their terms shall expire prior to the Closing Date or are otherwise terminated prior to the Closing Date in accordance with the provisions hereof) the Contemplated Transactions shall not have an Adverse Effect on the Target Agreements and they shall continue in full force and effect thereafter, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any rights there under and without the consent, approval or act of, or the making of any filing with, any other party. The Company and Target have fulfilled and performed in all material respects their obligations under each of the Target Agreements, and Target is not in, or alleged to be in, breach or default under, nor is there or is there alleged to be any basis for termination of, any of the Target Agreements and, to the Knowledge of the Seller, no other party to any of the Target Agreements has breached or defaulted there under, and no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by the Company or Target or, to the Knowledge of the Seller, by any such other party. The Company and Target are not currently renegotiating any of the Target Agreements or paying liquidated damages in lieu of performance there under.

5.32	Taxes; Tax Returns.

(a)	Definition of Tax and Tax Return. The term “Tax” as used herein shall mean any taxes, however denominated, including income tax, capital gains tax, value-added tax, sales tax, property tax, gift tax, estate tax, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, sales, use, transfer, registration, alternative or add-on minimum, estimated, or other tax of any kind whatsoever and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Governmental Body or payable pursuant to any tax-sharing agreement or any other arrangement relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee, including any interest, penalty, or addition thereto, whether disputed or not. The term “Tax Returns” as used herein shall mean any return (including any information return), report, declaration of estimated Taxes, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

(b)	Tax Returns. The Company and Target (as applicable) have prepared, signed and filed all “Tax Returns” required to be filed prior to the date hereof. There are no Proceedings, investigations or claims now pending, nor, to the Knowledge of the Seller, proposed against the Company or Target, nor are there any matters under discussion with any Governmental Body, relating to any Taxes or assessments, or any claims or deficiencies with respect thereto.

(c)	Tax Basis and Tax Attributes. Schedule 5.32(c) contains accurate and complete description of the Company’s and Target’s basis in their assets.

(d)	Withholdings. The Company and Target have withheld proper and accurate amounts from its employees in full and complete compliance with the tax withholding provisions of applicable legal requirements, and have filed proper and accurate, foreign, national and local Tax Returns and reports for all years and periods (and portions thereof) for which any Tax Returns were due with respect to employee income, income tax withholding, withholding taxes, social security taxes and unemployment taxes. All payments due from the Company and Target on account of employee tax withholdings, including income tax withholdings, social security taxes or unemployment taxes in respect to years and periods (and portions thereof) ended on or prior to the date hereof were paid prior to such date on or before their due date.

(e)	Transaction Tax Warranty. The Company holds the Buyer harmless for any registration tax and or any direct or indirect taxes or duties in relation to the transfer or contribution of the Business into Target, including all assets, tangible and intangible used in connection with the conduct of the Business, to Target which may be deemed to be due or owing as a result of the Transaction. The Seller remains responsible for any registration tax and or any direct or indirect taxes or duties in relation to the transfer or contribution of the Business from the Company to Target. In the event that a liability for registration tax and or any direct or indirect taxes or duties in relation to the transfer or contribution of the Business from the Company to Target exits and is not paid by the Seller by the due date, the Buyer will be entitled to access the bank guarantee exclusively for this reason and settle the liability.

5.33	Title to Properties. The Company and Target have good and marketable title to all of their properties, interests, assets, tangible and intangible owned or used by them in the business of the Company or Target (excluding leased properties) including all of their vehicles, equipment, furniture and fixtures. All interest in properties and assets are free and clear of all encumbrances.

5.34	Completeness of Statement; Effect of Representations and Warranties. No representation or warranty of the Seller in this Agreement contains any untrue statement of a material fact, omits any material fact necessary to make such representation or warranty, under the circumstances which it was made, not misleading, or contains any misstatement of a material fact. All representations and warranties contained in Section 5 are correct as of the date hereof and shall be correct as of the Closing Date as though made then with the Closing Date being substituted for the date hereof throughout this Section 5. All of the representations and warranties made by the Seller are made with the knowledge, expectation, understanding and desire that Buyer place complete reliance thereon.

6.	REPRESENTATIONS AND WARRANTIES OF MCC AND BUYER. Buyer hereby represents and warrants to Seller as follows:

6.1	Status. Buyer is a corporation duly formed and existing under the laws of the state of Ohio, is in good standing and is authorized to transact business in such jurisdiction. MCC has, and at all times has had, full corporate power and authority to conduct its business as and where such businesses have and are now being conducted.

6.2	Authority; Consents; Enforcement; Non-contravention.

(a)	Authority of Buyer. This Agreement constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with their terms. Buyer has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement. Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Body in order to consummate the Contemplated Transactions.

(b)	Consents. No consent, action, approval or authorization of or registration, declaration or filing with any Governmental Body is required for the performance of the terms of this Agreement by the Buyer.

(c)	Enforcement. This Agreement has been duly executed and delivered by MCC and Buyer and constitutes the legal, valid and binding obligation of the Buyer, enforceable in accordance with its terms.

(d)	Noncontravention. Neither the execution and the delivery of this Agreement, nor the compliance with, or the fulfilment of, the terms, conditions and provisions hereof or thereof, will (a) violate any Legal Requirement of the Buyer, any provision of its articles of incorporation, regulations or bylaws; or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or result in the imposition of or creation of any Encumbrance upon or with respect to any of the assets or properties owned or used by Buyer; provided however, a consent has been obtained in favour of Bank of America, who is the Administrative Agent, and the Lenders to the collateral assignment of rights and indemnities under this Agreement.

6.3	No Agent, Finder or Broker. Buyer has no Liability or obligation, contingent or otherwise, to pay any fees or commissions to any agent, broker or finder with respect to the Contemplated Transactions.

6.4	Investment Intent. Buyer is acquiring the Shares solely for its own account for investment purposes, and not with a view to the distribution thereof.

6.5	Company’s Directors and Managers after Closing. Buyer undertakes to procure that Target appoints as Board of Directors’ members Andrea Guidotti, Giampiero Corrieri, Sharon Birkett and Marco Caciotti, the latter with the role of Managing Director, for duration of a minimum of two years post Closing. In order to ensure the appointment of the Board of Directors as contemplated herein, the Buyer shall cause Target’s Articles of Incorporation to be amended, as soon as reasonably possible, to provide that three (3) directors shall be required for a quorum and shall establish a Company policy which shall require that one (1) director from the United States be required to execute any authorization or resolution in order for Target to enter into material agreements such as those set forth below:

(a)	Any changes to the articles of incorporation or association of Target.

(b)	Issuance of interest bearing debt, including but not limited to, factoring debts and/or company assets.

(c)	Entering into any foreign exchange hedges or related agreements.

(d)	Issuance of shares, options or otherwise dealing with Target’s stock.

(e)	Capital purchases or dispositions exceeding US $25,000.

Marco Caciotti, in his capacity as Managing Director, Giovanni Sizzi, Technical Manager, and Gabriele Belardi, Customer Service Manager, will continue to work in their current capacities within the Business for a minimum of two (2) years post closing, on employment and salary packages which are reasonably acceptable to the Buyer and will be commensurate with the market value for the role, as considered in the determination of the Normalized EBITDA. In case of any merger transaction which may occur after the two year period post closing, Marco Caciotti will be employed in the Multi-Color Group in an executive (“Dirigente”) role with a remuneration package which is in line with his current role. The employment status of Giovanni Sizzi and Gabriele Belardi will continue as an employee in the Multi-Color Group as a consequence of the merger transaction.

6.6	Completeness of Statement; Effect of Representations and Warranties. Buyer has disclosed in Schedule 6.6 all material adverse facts known to it relating to the representations and warranties. The representations and warranties of Buyer contained in this Section 6 are true and complete in all respects as of the date hereof. All of the representations and warranties made by Buyer are made with the knowledge, expectation, understanding and desire that Seller place complete reliance thereon. Neither the representations and warranties of Buyer, nor the indemnification obligations of Buyer, shall be affected, qualified, modified or deemed waived by reason of the fact that Seller knew or should have known that any representation and warranty is or might be inaccurate in any respect.

7.	COVENANTS OF THE PARTIES

7.1	Operations of Target Pending Closing. The Seller covenants and agrees that from the date hereof through the Closing Date, without the prior consent of Buyer, they shall cause the Company and Target to:

(a)	continue the business and operations of the Company and Target substantially in the same manner as heretofore, not undertake any transactions or enter into any contracts, commitments or arrangements other than in the Ordinary Course of Business, use its Reasonable Best Efforts to preserve the present business and organization of the Company and Target and to keep available for the benefit of Buyer the services of the Company’s employees, and to preserve for the benefit of Buyer the goodwill of the Company’s and/or Target’s customers and others having business relationships with it;

(b)	not enter into, renew, extend, modify, terminate or waive any right under any material lease, contract or other instrument, except in the Ordinary Course of Business;

(c)	not increase the rate or change the nature of the compensation payable to any of the Company’s or Target’s employees, officers, shareholders, except in the Ordinary Course of Business;

(d)	not allow any of Company’s and/or Target’s assets and properties to be subject to any encumbrance;

(e)	maintain the Company’s and Target’s existing insurance coverage, subject to variations in amounts required by the Ordinary Course of Businesses;

(f)	not make any distributions with respect to Target’s common stock or pay any dividends with respect thereto;

(g)	confer with Buyer concerning operational matters of a material nature; and

(h)	otherwise report periodically to Buyer concerning the status of the business, operations and finances of the Company and Target, as the case may be.

7.2	Transition of Business from Company to Target. The Seller covenants with Buyer to cooperate with Buyer, prior and subsequent to Closing, to conduct the smooth transition of the control and operation of the Business from Company to Target, as contemplated herein, including the retention of the customers of the Company, by such means that Buyer may request. In particular, the parties agree to cooperate between themselves in order to ensure that, as soon as reasonably possible, even before Closing:

(a)	all Contracts contributed by the Company into Target as part of the Business (and listed in Schedule 5.17) are effectively transferred by Seller to Target;

(b)	all Receivables listed in Schedule 5.10 are effectively transferred by Seller to Target;

(c)	all licenses, permits and authorisations required for the operation of the Business as the same has been conducted until the date of contribution by the Company of the Business into Target are transferred to Target;

(d)	the Company ceases the use of its corporate name “La Cromografica” by amending its by-laws and adopting a different corporate name within 120 days from Closing;

(e)	the Company transfers in favour of Target all bank accounts except bank account IBAN no. IT 57 L01030 02846 000000925426 which will remain in its ownership, by partial derogation to the act of contribution executed by the Company on 25 March 2011, in the context of the incorporation of Target.

(f)	all necessary consents, waivers and approvals (the “Approvals”) are obtained by the Seller or the relevant term within which any Governmental Body (as defined in Section 5.1(b) above) should have taken action having expired (so-called “silenzio-assenso”) including, without limitation, approval by Governmental Bodies, trade unions, or other private or public institutions and companies, as may apply. In addition, the Seller represents that, in relation to the proceedings required by art. 47 of Law 428/1990 and Legislative Decree 18/2001, including subsequent modifications and amendments, the obligations of communication required of the Seller have been executed on 4 March 2011 and reiterated on 9 March 2011.

Moreover, the Seller undertakes to procure the following, as soon as reasonably possible subsequent to Closing Date, and in any event within 60 days from Closing:

(a)	obtain and provide to the Buyer tax certification in relation to the Company (“Certificazione dell’esistenza di contestazioni in caso di cessione d’azienda” released by the Agenzia delle Entrate) pursuant to Section 14, Legislative Decree no. 472 dated 18 December 1997, issued with reference to the Closing Date;

(b)	obtain and provide to the Buyer the “DURC” (so-called “Documento Unico di Regolarità Contributiva”) with respect to all of the Employees transferred from the Company to Target.

7.3	Further Assurances. Each of the parties hereto shall, at any time, and from time to time, either before or after the Closing Date, upon the request of the appropriate party, do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, assignments, transfers, conveyances, and assurances as may be required to complete the Contemplated Transactions and, specifically, to ensure the smooth transition of the Business from the Company to Target. After the Closing Date, the Seller shall, and shall use their Reasonable Best Efforts to assure that any necessary third party shall, execute such documents and do such acts and things as Buyer may reasonably require for the purpose of giving to Buyer and Target the full benefit of all the provisions of this Agreement and as may be required to complete the Contemplated Transactions.

7.4	Actions of the Parties.

(a)	No Actions Constituting a Breach. From the date hereof through the Closing Date, neither the Seller nor Buyer will take or knowingly permit to be done anything in the conduct of the business of the Company or Target, as the case may be, or otherwise, which would be in “Breach” (as defined below in this Section 7.4) and each of the parties hereto shall cause the deliveries for such party is responsible at the Closing to be duly and timely made. As used in this Agreement, the term “Breach” shall mean that a representation, warranty, covenant, obligation or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been (1) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation or other provision or (2) any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation or other provision, and the term “Breach” means any such inaccuracy, breach, failure, claim, occurrence or circumstance and each of the parties hereto shall cause the deliveries for which such party is responsible at the Closing to be duly and timely made.

(b)

Notification of Breaches. From the date hereof through the Closing Date, the Seller will promptly notify Buyer in writing if it or Target becomes aware of any fact or condition that causes or constitutes a Breach of any of the Seller’ representations and warranties as of the date of this Agreement, or if a Seller becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Schedules if the Schedules were dated the date of the occurrence or discovery of any such fact or condition, Seller will promptly deliver to Buyer a supplement to the Schedules specifying such change. During the same period, each Seller will promptly notify Buyer of the occurrence of any breach of any covenant of the Seller in this Section 7.4(b) or of the occurrence of any event that may make the satisfaction of the conditions in Section 8 impossible or unlikely. No disclosure by any party pursuant to this Section 7.4(b), however, shall be deemed to amend or supplement the Schedules or to prevent or cure any misrepresentation or Breach of a warranty or covenant.

7.5	Compliance With Conditions. Each party hereto agrees to cooperate fully with each other party, and shall use his or its Reasonable Best Efforts to cause the conditions precedent for which such party is responsible to be fulfilled. Each party hereto further agrees to use his or its Reasonable Best Efforts, and act in good faith, to consummate this Agreement and the Contemplated Transactions as promptly as possible.

7.6	Consents; Actions. Subject to the terms and conditions of this Agreement, the parties hereto undertake and agree to (a) in good faith, take all steps that are within their power to cause to be fulfilled those of the conditions precedent to each party’s obligations to consummate the Contemplated Transactions hereby that are dependent upon their actions; and (b) use their Reasonable Best Efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the Transactions Contemplated and not to take any actions that would be inimical to such result.

7.7	Restraint; Non compete. In order to reasonably protect the goodwill of the Business transferred or otherwise contributed to Target and to reflect that the Seller, and Shareholders of the Seller, have been the beneficiary of the Share sale which has, and/or will in the future provide substantial financial benefit to them, the Seller and the Shareholders of the Seller (as evidenced by the declaration in Exhibit C), undertake to the Buyer that they will not:

(a)	engage in any business or activity which is the same as or substantially similar to or competitive with the Business or Target or any material part of it;

(b)	solicit, canvass, induce or encourage any person who was at any time during the six months period ending on the date of the present Agreement, a director, employee or agent of the Company or Target to leave the employment or agency of Target;

(c)	solicit, canvass, approach or accept any approach from any person who was at any time during the six months period ending on the date of the present Agreement, a client or customer of the Company or Target with a view to obtaining the custom of that person in a business which is the same or substantially similar to or competitive with Target’s business; or

(d)	interfere with the relationship between the Company, Target and its clients, customers, employees or suppliers.

The undertakings in this Section begin on the date of this agreement and end, respectively:

1.	on the greater of the fifth anniversary of the Closing Date;

2.	on the greater of the third anniversary of the Closing Date;

3.	on the greater of the first anniversary of the Closing Date.

The undertakings in this Section apply only if the activity prohibited by this Section occurs within:

1.	Italy;

2.	Western Europe;

3.	Europe.

This Section does not restrict the Seller or the Shareholders of the Seller from holding 5% or less of the shares of a listed company.

The Seller and the Shareholders of the Seller acknowledge that in negotiating the Purchase Price of the Target Quotas the parties took into consideration the non-compete obligations undertaken by the Seller and the Shareholders of the Seller (Exhibit C) under the present Section 7.7 and, therefore, such obligations are to be deemed adequately compensated by the Buyer.

The Seller and the Shareholders of the Seller acknowledge that:

1.	all the prohibitions and restrictions in this clause 7.7 are reasonable in the circumstances and necessary to protect the Target’s goodwill;

2.	damages are not an adequate remedy if the Seller breaches this Section 7.7; and

3.	the Buyer may apply for injunctive relief if:

a.	the Seller or the Shareholders of the Seller breach or threaten to breach this Section 7.7; or

b.	it believes the Seller or the Shareholders of the Seller are likely to breach this Section 7.7.

8.	CONDITIONS TO CLOSING.

8.1	Conditions to Obligations of Buyer. The obligation of Buyer to purchase the Quotas and to take the other actions required to be taken by Buyer at the Closing is based upon the presupposition that, at or prior to the Closing, the following events occur:

(a)

Representations True. The parties acknowledge that the present Agreement has been executed on the presupposition that the representations and warranties of the Seller contained in this Agreement (considered collectively) and each of these representations and warranties (considered individually) are true and correct in all material respects as of the date hereof, and shall be true and correct in all material respects on and as of the Closing Date (including those representations and warranties which specifically speak as of the date hereof) with the same effect as though such representations and warranties had been made and this Agreement had been delivered on and as of the Closing Date, without giving effect to any supplement to the Schedules.

(b)	Covenants Performed. The parties acknowledge that the present Agreement has been executed on the presupposition that the all of the covenants, agreements and conditions of the Seller to be performed or complied with at or prior to the Closing pursuant to the terms of this Agreement (considered collectively), and each of these covenants, agreements and conditions (considered individually) shall be duly performed and complied with in all material respects.

(c)	No Changes or Destruction of Property. The parties acknowledge that the present Agreement has been executed on the presupposition that between the date hereof and the Closing Date, there shall have been (1) no material adverse change in the business operations of Target; and (2) no damage to Target’s assets and properties by fire, flood, casualty, act of God or public enemy or other cause, regardless of insurance coverage for such damage.

(d)	No Litigation. The Parties acknowledge that the present Agreement has been executed on the presupposition that the no Proceeding have been instituted or, to the Knowledge of the Seller, Threatened, before any Governmental Body by any Person, (1) making any challenge to, or seeking damages or other relief in connection with, the Contemplated Transactions or (2) that may have the effect of restraining, enjoining or prohibiting, making illegal or otherwise interfering with the Contemplated Transactions.

(e)	No Claim Regarding Shares. The Parties acknowledge that the present Agreement has been executed on the presupposition that the no claim has been made or Threatened by any Person asserting that such Person (1) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any Quotas or any other capital stock of Target, voting, equity or otherwise or (2) is entitled to all or any portion of the Purchase Price payable for the Quotas.

8.2	Presuppositions to Obligations of the Seller. The obligation of the Seller to sell the Quotas and to take the other actions required to be taken by them at the Closing is based upon the presupposition that at or prior to the Closing, the following occurs:

(a)	Representations True. The Parties acknowledge that the present Agreement has been executed on the presupposition that the representations and warranties of Buyer contained in this Agreement (considered collectively) and each of the representations and warranties (considered individually) are true and correct in all material respects as of the date hereof, and shall be true and correct in all material respects on and as of the Closing Date (including those representations and warranties which speak specifically as of the date hereof) with the same effect as though such representations and warranties had been made and this Agreement had been delivered on and as of the Closing Date.

(b)	Covenants Performed. The Parties acknowledge that the present Agreement has been executed on the presupposition that the all of the covenants, agreements and conditions of Buyer to be performed or complied with at or prior to the Closing pursuant to the terms of this Agreement (considered collectively), and each of these covenants, agreements and conditions (considered individually) have been duly performed and complied with in all material respects.

(c)	No Litigation. The Parties acknowledge that the present Agreement has been executed on the presupposition that the no Proceeding have been instituted or, to the Knowledge of Buyer, Threatened, before any Governmental Body by any Person, (1) making any challenge to, or seeking damages or other relief in connection with, the Contemplated Transactions or (2) that may have the effect of restraining, enjoining or prohibiting, making illegal or otherwise interfering with the Contemplated Transactions.

9.	TERMINATION.

9.1	Termination of Agreement. This Agreement may, by notice given at or prior to the Closing, be terminated as follows:

(a)	Mutual Consent. Buyer and Seller may terminate this Agreement by mutual consent.

(b)	Presuppositions Not Satisfied.

1.	Buyer may,

a.	save any right of assessment according to the procedure of Section 13, terminate this Agreement if any of the conditions in Section 8.1 have not been satisfied as of the Closing Date and Buyer has not waived such condition prior to the Closing, provided however Seller shall have thirty (30) days from the Closing Date in which to attempt to satisfy any remaining unsatisfied conditions.

b.	should the operating results of the Company or Target (as applicable in relation to the Business) materially change prior to Closing or an event occur which would materially impact the Company’s or Target’s operating performance the Buyer may terminate this agreement.

2.	Seller may save any right of assessment according to the procedure of Section 13, terminate this Agreement if any of the conditions in Section 8.2 have not been satisfied as of the Closing Date and Seller has not waived such condition prior to the Closing, provided however Buyer shall have thirty (30) days from the Closing Date in which to attempt to satisfy any remaining unsatisfied conditions.

(c)	Breach by a Party. Either Buyer or Seller may ask to verify the termination of the present Agreement according to one of the procedures described under Article 13 if a material Breach of any provisions of this Agreement has been committed by the other party and such Breach has not been waived at or prior to the Closing.

(d)	Closing Did Not Timely Occur. Either Buyer or Seller may terminate this Agreement if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with his or its obligations under this Agreement) on or before May 1, 2011 or such later date as the parties may agree upon in writing. It is understood that each of the party shall be entitled to demand the enforcement by performance of the obligation to perform the Agreement in lieu of the termination.

9.2	Effect of Termination. Each party’s right of termination under Section 9.1 is in addition to any other rights he or it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in Sections 13.1, 13.2 and 13.11 will survive; provided, that if this Agreement is terminated by a party because of the Breach of the Agreement by the other party or parties or because one or more of the presuppositions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

10.	Deliveries and Actions To Be Taken At The Closing.

10.1	Deliveries by the Seller. The Seller covenants and where applicable, shall cause the Company to deliver (duly executed where appropriate) to Buyer at the Closing:

(a)	Certificate. A Certificate from the Seller dated the Closing Date, certifying to the existence of the presuppositions specified in Section 8.1.

(b)	Shareholder’s Noncompetition Declaration. Declaration from Shareholders of the company in the form of Exhibit C attached hereto.

(c)	Payment Directions. Payment Directions from the Seller in the form of Exhibit D attached hereto.

(d)	Other Documents. Such other documents as may be reasonably necessary to effect the closing of the Contemplated Transactions as such closing is contemplated.

(e)	Real Estate Lease Agreement. Lease Agreement (in same form as the draft attached herewith as Schedule 2(a) shall be entered into prior to the Closing Date and shall provide for the main building premises located in Prato at Via Capostino di Mezzana, 21/23 on standard commercial terms in the amount of 150,000 Euros per annum for two (2) years with an annual right of renewal at Target’s option.

The Buyer commits itself to maintain the Business in the Prato premises at Via Capostino di Mezzana, 21/23, in operation for a minimum period of two years from Closing Date. After this date, the Buyer will have the option to take any necessary decisions and actions it may deem appropriate in relation to the location from which it operates the business activities.

10.2	Deliveries by Buyer. Buyer covenants to deliver (duly executed where appropriate) to Seller at the Closing:

(a)	Buyer’s Resolutions. Certified copies of resolutions of the Board of Directors of Buyer approving the Contemplated Transactions in the form of Exhibit E attached hereto.

(b)	Closing Price. The Purchase Price, as defined under Article 3.1 (a) above, by means of wire transfer of immediately available funds to the Seller’ accounts as set forth on Exhibit D.

(c)	Certificate. A Certificate from Buyer dated the Closing Date, certifying to the existence of the presuppositions specified in Section 8.2.

(e)	Other Documents. Such other documents as may be reasonably necessary to effect the closing of the Contemplated Transactions as such closing is contemplated.

10.3	Deliveries by both parties simultaneously. The parties covenant to each other to execute, on Closing Date and before the notary public that both parties shall have previously agreed, the notarial act of transfer of the Quotas from Seller to Buyer.

10.4	Actions and Deliveries Simultaneous. Notwithstanding the order of the deliveries by the parties set forth above, all actions and deliveries shall occur simultaneously and none shall not be deemed to have been completed until each of the actions and deliveries set forth in this Section 10 has been completed or has been waived by the party entitled to make such waiver.

11.	INDEMNIFICATION; REMEDIES.

11.1	Survival; Right to Indemnification Not Affected by Knowledge. All representations, warranties, covenants and obligations in this Agreement, the Schedules, the supplements to the Schedules, the certificates delivered pursuant to Sections 10.1(b) and 10.2(c), and any other certificate or document delivered pursuant to this Agreement will survive the Closing. The right to indemnification, payment of “Damages” (as defined in Section 11.2) or other remedy based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted with respect to, or any Knowledge acquired at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants and obligations.

11.2

Indemnification and Payment of Damages by Seller. Seller shall indemnify and hold the Buyer or Target (at Buyer’s option) (“Buyer Indemnities”) harmless for, and shall pay to the Buyer Indemnities of the amount of, all debts, obligations, losses, claims, damages, liabilities, deficiencies, Proceedings, demands, assessments, orders, judgments, writs, of any nature and of any kind actually and directly paid by Target (“Damages”), arising, directly from or in connection with:

(a)	any “Breach” (as defined above in Section 7.4 and below in this Section 11.2) of any representation or warranty made by the Seller in this Agreement;

(b)	any Breach of any representation or warranty made by the Seller in this Agreement as if such representation or warranty were made on and as of the Closing Date

(c)	any Breach by the Seller of any covenant, agreement or obligation of the Seller in this Agreement;

(d)	any Damages arising out of the ownership, use or conduct of the business or operations of the Company or Target on or prior to the Closing Date or any act, omission, transaction, circumstance, stated fact or other condition relating to the Company, the Business or Target, whether known or unknown to the Seller, which existed on or prior to the Closing Date, which has constituted a breach of the Seller’ Representations and Warranties verified according to one of the procedures under Section 13 or not disputed by Seller;

(e)	any product shipped or manufacture by, or any services provided by, the Company or Target prior to the Closing Date, which has caused a breach of the Seller’s Representations and Warranties verified according to one of the procedures under Section 13 or not disputed by Seller; provided, Seller shall not be relieved of their obligation to indemnify and hold Buyer Indemnities harmless (i) by reason of having made a representation or warranty, or having made a disclosure in the Schedules, based upon Knowledge in the event that the Knowledge of the Seller proved to be inaccurate or incorrect or (ii) by reason of the fact that an adjustment of the Purchase Price produced a more favourable situation for Buyer than contemplated.

The remedies provided in this Section 11.2 will not be exclusive of or limit any other remedies that may be available to Buyer Indemnities. There shall be taken into account the time cost of money in determining Damages. As used in this Agreement, the term “Affiliate” shall mean any Person controlled by, controlling or under common control with such Person. For the purposes of this definition, “control” of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether by ownership of securities, contract, law or otherwise; and the terms “controlling” and “controlled” shall have meanings correlative to the foregoing. As used in this Agreement, a “Breach” of a representation, warranty, covenant obligation or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been (i) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation or other provision, or (ii) the verification of the ground of any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation or other provision, and the term “Breach” means any such inaccuracy, breach, failure, claim, occurrence, circumstance or verification.

11.3	Indemnification and Payment of Damages by Seller - Environmental Matters. In addition to the provisions of Section 11.2, Seller, shall indemnify and hold the Buyer Indemnities harmless for, and shall pay to the Buyer Indemnities, the amount of any Damages (including costs of cleanup, containment, or other remediation) arising directly from or in connection with:

(a)	any Liabilities arising out of or relating to: (1)(A) the ownership, operation, or condition at any time on or prior to the Closing Date of any properties and assets in which the Company or Target have the ownership, the possession or the detention, or (B) any Hazardous Materials or other contaminants that were present on such properties and assets at any time on or prior to the Closing Date; or (2)(A) any Hazardous Materials or other contaminants, wherever located, that were, or were allegedly, generated, transported, stored, treated, released or otherwise handled by Seller or Target or by any other Person for whose conduct they are or may be held responsible at any time on or prior to the Closing Date, or (B) any Hazardous Activities that were, or were allegedly, conducted by the Company or Target or by any other Person for whose conduct they are or may be held responsible; or

(b)	any bodily injury (including illness, disability, and death, and regardless of when any such bodily injury occurred, was incurred, or manifested itself), personal injury, property damage (including trespass, nuisance, wrongful eviction, and deprivation of the use of real property), or other damage of or to any Person, including any employee or former employee of the Company or Target or any other Person for whose conduct they are or may be held responsible, in any way arising from or allegedly arising from any Hazardous Activity conducted or allegedly conducted with respect to the Facilities or the operation of the Company or Target prior to the Closing Date, or from Hazardous Material that was (1) present or suspected to be present on or before the Closing Date on or at the Facilities (or present or suspected to be present on any other property, if such Hazardous Material emanated or allegedly emanated from any of the Facilities and was present or suspected to be present on any of the Facilities on or prior to the Closing Date) or (2) released or allegedly released by Seller or Target or any other Person for whose conduct they are or may be held responsible, at any time on or prior to the Closing Date.

Buyer will be entitled to control any Cleanup, any related Proceeding, and, except as provided in the following sentence, any other Proceeding with respect to which indemnity may be sought under this Section 11.3. The procedure described in Section 11.2 will apply to any claim solely for monetary damages relating to a matter covered by this Section 11.3.

11.4	Indemnification By Buyer. Buyer shall indemnify and hold Seller and their directors, officers, shareholders, affiliates, successors and assigns (“Seller Indemnities”) harmless for, and will pay to the Seller Indemnities the amount of, all Damages arising directly from or in connection with:

(a)	any Breach of any representation or warranty made by Buyer in this Agreement;

(b)	any Breach of any representation or warranty made by Buyer made in this Agreement as if such representation or warranty were made on and as of the Closing Date, other than any such Breach that is expressly identified in the Certificate delivered pursuant to Section 10.2(c).

(c)	any Breach by Buyer of any covenant, agreement or obligation of the Buyer in this Agreement.

The remedies provided in this Section 11.4 will not be exclusive of or limit any other remedies that may be available to Seller Indemnities.

11.5	Time Limitation. Seller’s representations and warranties shall be valid and effective for a period of twenty four (24) months from the Closing Date and any claim from the Buyer must be submitted within this term, except for title, which will have no limitation, or taxes, social security and labour law warranties which shall remain valid and effective until their statutory limitation term and within this term, in relation to any of such warranties, Buyer’s claim must be submitted according to Section 11.6 below.

11.6	Indemnity Claims.

(a)	Notification of Claims. In the event that any claim (“Claim”) is hereafter asserted by a party hereto as to which such party may be entitled to indemnification hereunder, such party (“Indemnity”) shall notify the party required by the terms of this Agreement to indemnify the Indemnity (“Indemnifying Party”) thereof (“Claims Notice”) within 30 days after (1) receipt of “Notice” (as defined in Section 14.13) of commencement of any third-party litigation against such Indemnity, (2) receipt by such Indemnity of written notice of any third-party claim pursuant to an invoice, notice of claim or assessment, against such Indemnity, or (3) such Indemnity becomes aware of the existence of any other event in respect of which indemnification may be sought from the Indemnifying Party. The Claims Notice shall describe the Claim and the specific facts and circumstances in reasonable detail, shall include a copy of the Notice referred to in (1) and (2), above, shall indicate the amount, if known, or an estimate, if possible, of Damages that have been or may be incurred or suffered, and shall state the name of the executive who shall represent the Indemnity in the mediation provided for in Section 12.

(b)	Defence of Third Party Claim by Indemnifying Party. The Indemnifying Party may elect to defend or compromise any Claim by a third party (“Third Party Claim”), at its or his own expense and by its or his own counsel, who shall be reasonably acceptable to the Indemnity. The Indemnity may participate, at its or his own expense, in the defence of any Claim assumed by the Indemnifying Party. Without the approval of the Indemnity, which approval shall not be unreasonably withheld or delayed, the Indemnifying Party shall not agree to any compromise of a Claim defended by the Indemnifying Party which would require the Indemnity to perform or take any action or to refrain from performing or taking any action.

(c)	Assumption of Defence by Indemnity. Notwithstanding the foregoing, if an Indemnity determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnity may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise, or settle such Proceeding, but the Indemnifying Party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld or delayed).

(d)	Jurisdiction in case of Claim. Any Proceeding commenced by an Indemnity in relation to a Claim which indemnity is regulated by the present Agreement is subject to the exclusive jurisdiction of the Italian jurisdictional authorities and, in particular, of the Courts of Florence, with the exclusion of any other competent Court.

(e)	Defence of Claim by Indemnity. If, within thirty (30) business days of the Indemnifying Party’s receipt of a Claim Notice involving a Third Party Claim, the Indemnifying Party shall not have notified the Indemnity of its or his election to assume the defence, the Indemnity shall have the right to assume control of the defence or compromise of such Claim, and the costs and expenses of such defence, including costs of investigation and reasonable attorneys’ fees, shall be added to the Claim. The Indemnity shall have the right to compromise such Claim without the consent of the Indemnifying Party.

(f)	Cooperation of Parties. The party assuming the defence of any Claim shall keep the other party reasonably informed at all times of the progress and development of the party’s defence of and compromise efforts with respect to such Claim and shall furnish the other party with copies of all relevant pleading, correspondence and other papers. In addition, the parties to this Agreement shall cooperate with each other, and make available to each other and their representatives all available relevant records or other materials required by them for their use in defending, compromising or contesting any Claim. The failure to timely notify the Indemnifying Party of the commencement of such actions in accordance with Section 11.6(a), shall relieve the Indemnifying Party from the obligation to indemnify under Section 11.2 or 11.3 or 11.4

11.7	No Liability of Target and toward Target. In the event a Claim is made against Seller for Buyer’s Damages, Sellers shall not, nor shall they be entitled to, maintain, assert or make a claim against Target, or the directors, officers, affiliates, successor or assigns of Target for contribution, indemnity or for any other recovery, it being the intention of the parties hereto that after the Closing Target shall have no liability, obligation or responsibility for any Breach or non-fulfillment of the representations, warranties, covenants or obligations of the Seller made in this Agreement.

12.	MEDIATION OF CLAIMS; ARBITRATION OF CERTAIN CLAIMS

12.1	Party Mediation of Claims. In the event that a Claim is asserted by an Indemnified Party against an Indemnifying Party, and the Indemnifying Party disputes such Claim, the parties will first attempt in good faith to resolve the dispute promptly by mediation between the parties who are involved in the Claim. Within 10 days after receipt of the Claims Notice, the Indemnifying Party shall submit to the Indemnified Party a written response. The response shall (a) describe the specific facts and circumstances in reasonable detail as to why the Indemnifying Party disputes the Claim and (b) the name and title of the person who will represent the Indemnifying Party, save for the Sellers’ Representative. The executive of Buyer and Sellers’ representative shall each have the authority to settle the Claim. The executive of Buyer and Sellers’ representative shall meet at a mutually acceptable time and place within 20 days of the date of the Indemnified Party’s Claims Notice and thereafter as often as they reasonably deem necessary to exchange relevant information and to attempt to resolve the dispute.

12.2	Arbitration of Certain Claims. If the Claim has not been resolved pursuant to the mediation procedures outlined in Sections 12.1 within 70 days of the initiation of such procedure, or if the Claim is not resolved because one party has not culpably participated in the mediation, the Claim, provided that it may be subject to arbitration, shall be determined by means of arbitration before the Arbitral Chamber of Florence. All claims of an international nature deriving from the present Agreement, including those related to its validity, interpretation, execution and termination, will be resolved by a single arbitrator, in accordance with the procedures adopted by the Chamber of Commerce of Florence which applies the Regulations of the National and International Arbitral Chamber of Milan. The location of the arbitration will be Florence. The language of the arbitration will be the English language. The arbitrator will be appointed jointly between the parties or, if an agreement is not found, in accordance to the above mentioned Regulations after having consulted the Chamber of Commerce of Florence.

The parties agree that, before commencing the arbitration as mentioned above, they must attempt to follow the mediation procedure as disciplined by the regulations of the Conciliation Service of the Chamber of Commerce of Florence. This body is registered in the Register of the Conciliation Bodies held by the Ministry of Justice.

12.3	Tolling and interruption of Statutes of Limitation. All applicable statutes of limitation shall be tolled or interrupted, as the case may be, while the procedures specified in this Section 13 are pending. The parties will take such action, if any, required to effectuate such tolling or interruption.

13.	MISCELLANEOUS PROVISIONS.

13.1

Confidentiality of Agreement. Each party agrees that it or he will treat in confidence all documents, materials and other information which such party shall have obtained regarding the other parties during the course of the negotiations leading to the consummation of the Contemplated Transactions (whether obtained before or after the date hereof), the investigation provided for herein and the preparation of this Agreement and other related documents, and, in the event the Contemplated Transactions shall not be consummated, each party will return to the other party all copies of non-public documents and materials which have been furnished in connection therewith. Such documents, materials and information shall not be communicated to any third Person (other than, in the case of Buyer, to its counsel, accountants, financial advisors or lenders, and in the case of the Company or Seller, to its or their respective affiliates, counsel, accountants or financial advisors). No other party shall use any confidential information in any manner whatsoever except solely for the purpose of evaluating the proposed purchase and sale of the Shares; provided, that after the Closing, Buyer may use or disclose any confidential information included in the Company’s assets, properties or rights, or otherwise reasonably related to the Company or the Company’s assets, properties or rights. The obligation of each party to treat such documents, materials and other information in confidence shall not apply to any information which (a) is or becomes available to such party from a source other than such party or such Party’s Advisor(s), (b) is or becomes available to the public other than as a result of disclosure by such party or its agents, (c) is required to be disclosed under applicable law or judicial process, but only to the extent it must be disclosed, or (d) such party reasonably deems necessary to disclose to obtain any of the consents or approvals contemplated hereby.

13.2	Consent to Jurisdiction. In the event that the arbitration procedure provided for pursuant to Section 12.2 above should be held not competent or should itself decline competence in relation to any claim by a party against another or any controversy between them, each of the parties hereto consents and voluntarily submits to the exclusive jurisdiction and competence of the Courts of Florence, Italy in any Proceeding arising out of or relating to this Agreement.

13.3	Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favouring or disfavouring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any Legal Requirement shall be deemed also to refer to all rules and regulations promulgated there under, unless the context requires otherwise. Nothing in the Schedules shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Schedule identifies the exception with particularity and describes the relevant facts in detail. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

13.4

Entire Agreement. As used herein, the term “Agreement” shall mean this Stock Purchase Agreement, the Exhibits hereto, including those which will be executed and delivered by one or more of the parties hereto at or prior to the Closing Date, Seller Ancillary Documents and the Schedules delivered in connection herewith, all written statements (including financial statements and information) and all certificates, documents and instruments which are identified herein as having been or to be furnished to Buyer. This Agreement embodies the entire agreement and understanding of the parties hereto with respect to the subject matter herein contained, and supersedes all prior agreements, correspondence, arrangements and understandings relating to the subject matter hereof. No representation, promise, inducement or statement of intention has been made by any party which has not been embodied in this Agreement, and no party shall be bound by or be liable for any alleged representation, promise, inducement or statement of intention not so set forth. This Agreement may be amended, modified, superseded, or cancelled only by a written instrument signed by all of the parties hereto, and any of the terms, provisions, and conditions hereof may be waived, only by a written instrument signed by the waiving party. Moreover, the parties expressly agree that the notarial act of transfer of the Quotas which shall be executed between the parties at Closing Date (as contemplated in Section 10.3 above) in order to comply with Italian law requirements for the transfer of quotas of Italian limited liability companies shall in no manner derogate any provision contained herein.

13.5	Exhibits and Schedules. All Exhibits to this Agreement and the Schedules hereto shall constitute part of this Agreement and shall be deemed to be incorporated herein by reference, in their entirety and made a part hereof, as if set out in full at the point where they first are mentioned. References in this Agreement to a specific Schedule shall refer solely to such Schedule and shall not be deemed to include material included in any other Schedule, unless the Schedule specifically states that the material is to be included in another specified Schedule.

13.6	Expenses. Except as otherwise specifically provided in this Section 13.6, each party to this Agreement will bear its or his respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the Contemplated Transaction, including all fees and expenses of agents, representatives, counsel and accountants.

13.7	Further Assurances. The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

13.8	Governing Law and Language. This Agreement is executed and delivered in, and shall be governed by the laws of Italy, without giving effect to any conflict of Italian law rule or principle that might require the application of the laws of another jurisdiction. This Agreement is prepared in the English language.

13.9	Headings. The headings in this Agreement are included for purposes of convenience only and shall not be considered a part of this Agreement in construing or interpreting any provision hereof.

13.10

Invalidity of Provisions; Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall to any extent be held in any Proceeding to be invalid, illegal or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it was held to be invalid, illegal or unenforceable, shall not be affected thereby, and shall be valid, legal and enforceable to the fullest extent permitted by law, but only if and to the extent such enforcement would not materially and adversely frustrate the parties’ essential objectives as expressed herein. Notwithstanding the foregoing, each party hereto agrees that it has reviewed the provisions of this Agreement, and that the same, taken as a whole, are fair and reasonable. The parties hereto shall endeavour in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

13.11	No Public Announcement. Neither Buyer nor Seller shall, without the approval of the other, make any press release or other public announcement concerning the Contemplated Transactions, except as and to the extent that any such party shall be so obligated by law or the rules of any stock exchange, in which case the other party shall be advised and the parties shall use their Reasonable Best Efforts to cause a mutually agreeable release or announcement to be issued; provided, the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement or to comply with the accounting and Securities and Exchange Commission disclosure obligations. Seller and Buyer will consult with each other concerning the means by which the Company’s employees, customers, and suppliers and others having dealings with the Company will be informed of the Contemplated Transactions, and Buyer will, have the right to be present for any such communication.

13.12	No Third Party Beneficiaries. This Agreement is not intended to, and shall not be construed to, confer upon any third Person any right, remedy or benefit nor is it intended to be enforceable by any third Person, and shall only be enforceable by the parties hereto, and their respective successors, permitted assigns, heirs and personal representatives.

13.13	Notices.

(a)	Giving of Notices. All notices, requests, consents, approvals, waivers, demands and other communications hereunder (collectively, “Notices”) shall be deemed to have been given if in writing and (1) personally delivered against a written receipt, or (2) delivered to a reputable express messenger service (such as Federal Express and United Parcel Service) for overnight delivery, addressed as follows (or to such other address as a party shall have given Notice to the other):

If to Seller:

La Cromografica S.R.L.

Via Campostino di Mezzana 21

Prato 59100

ITALY

ATTN: Mr. Marco Caciotti, CEO

If to Buyer:

Multi-Color Corporation

4053 Clough Woods Drive

Batavia, OH 45103

ATTN: Mr. Nigel Vinecombe, CEO

(b)	Time Notices Deemed Given. All Notices shall be effective upon being properly personally delivered, or upon the delivery to a reputable express messenger service. The period in which a response to any such notice must be given shall commence to run from the date on the receipt of a personally delivered notice, or two days following the proper delivery of the Notice to a reputable express messenger service, as the case may be.

13.14	Post-Closing Access. Following the Closing, the Buyer shall provide Seller reasonable access to the books and records of Target related to periods prior to Closing and post-Closing for purposes of Seller income tax returns and for such other purposes as may be reasonably requested by such Seller.

13.15	Specific Performance. Seller and Buyer acknowledge and agree that the other would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, the Seller, on the one hand, and Buyer on the other, agree that the other shall be entitled to an injunction or injunctions to prevent Breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in the competent Court, and the matter (subject to the provisions set forth in Section 13.2), in addition to any other remedy to which it or he may be entitled, at law or in equity.

13.16	Successors and Assigns.

(a)	Assignment. The rights of any party under this Agreement shall not be assignable by such party hereto prior to the Closing without the consent of the others, except that the rights of Buyer hereunder may be assigned prior to the Closing, without the consent of the Seller, to an entity all of the ownership interest of which is owned or controlled by Buyer, provided that (1) the assignee shall assume in writing all of Buyer’s obligations to Seller hereunder, (2) Buyer shall not be released from any of its obligations hereunder by reason of such assignment and (3) Seller’s obligations under this Agreement shall be subject to the delivery by such assignee, on or prior to the Closing Date, of a certificate signed on its behalf containing representations and warranties similar to those made by Buyer in Section 6. Following the Closing, either party may assign any of its rights hereunder, but no such assignment shall relieve it of its obligations hereunder.

(b)

Successors. All of the terms, provisions and conditions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their successors and permitted assigns, heirs and personal representatives. The successors and permitted assigns hereunder shall include without limitation, in the case of Buyer, any permitted assignee as well as the successors in interest to such permitted assignee (whether by merger, liquidation (including successive mergers or liquidations) or otherwise). This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties and their successor and permitted assigns.

13.17	Time of Essence. Time is of the essence to the performance of the obligations set forth in this Agreement.

14.	WAIVER.

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party, (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given, and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

SIGNATURE PAGE

/s/ Nigel Vinecombe

MULTI-COLOR CORPORATION

(NIGEL VINECOMBE)

/s/ Marco Caciotti

LA CROMOGRAFICA S.R.L.

(MARCO CACIOTTI)